Contact

www.linkedin.com/in/josh-
issakharian-370464175 (LinkedIn)

Josh Issakharian

Founder of Seven Teas

Los Angeles Metropolitan Area

Experience

Seven Teas
Co-Founder
January 2018 - Present (7 years 1 month)

Education

Sy Syms School of Business
Management